

September 17, 2014

Via E-mail
Kelvin Wing Kee Lau
Chief Financial Officer
Perfect World Co., Ltd.
Perfect World Plaza, Tower 306
86 Beiyuan Road, Chaoyang District
Beijing 100101, People's Republic of China

> **Re:** **Perfect World Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 29, 2014**
> **File No. 001-33587**

Dear Mr. Lau:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. B. Liquidity and Capital Resources

Cash Flows and Working Capital, page 92

1. We note your disclosure of the amount of cash held in RMBI as of December 31, 2013. However, for your VIEs in China tell us the amount of cash held by the VIEs separately from cash held by other entities in China, along with any restrictions associated with cash held at both your VIEs and other entities. In addition, tell us what consideration you gave to disclosing these amounts in accordance with ASC 810-10-50-14.a.

Item 7. Major Shareholders and Related Party Transactions

B. Related Party Transactions

Contractual Arrangements with PW Network, PW Digital and Perfect Moment and their Equity Owners, page 106-108

2.   We note that the Networks Development Cooperation Agreements as well as the Call Option Agreements with your VIE entities may be early terminated by either party. In addition, we note that the Exclusive Technology Support and Service Agreements may be terminated by either party due to the other party's insolvency or similar circumstances. In this regard, while you have operating agreements with your VIE entities, it appears that these three aforementioned agreements could be critical to your business operations. As such, please tell us how you considered the fact that these contract may be early terminated, by either party, in arriving at the conclusion that you control the VIE entities. In particular, it appears that these termination rights may, in substance, represent kick-out rights. Please advise and tell us how you determined that you have the power to direct the activities of the operating company that most significantly impact the VIE's economic performance over the life of the operating company.

Consolidated Financial Statements

Note 2. Variable Interest Entities, page F-10

3.   Tell us what consideration you gave to disclosure of the operating, investing and financing cash flows of your VIEs for each period presented. Tell us if there are any VIE related party transactions and any intercompany payables due to the WFOEs by your VIEs. Please provide the foregoing information supplementally in your response along with your consideration of disclosure. In this regard, tell us how your disclosures comply with ASC 810-10-50 - 2AA.d, and 3.bb.

4.   Please tell us if there are VIEs' assets that serve as collateral for the VIEs' obligations and can only be used to settle the VIEs' obligations. In addition, tell us if there are creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. Please tell us how your disclosures comply with ASC 810-10-50-8.b.and c. and 50-14b.

5.   It appears that your disclosures in this note replicate the disclosures provided on pages 106 through 108 of Item 7. In this regard, please consider expanding your disclosures to provide addition insight into the impact of the termination provisions on the power and economics of your VIE agreements. Alternatively, tell us how you current disclosures comply with ASC 810-10-50-12.a.

Note 6. Fair value measurement, page F-29

6.   Your fair value disclosures, on page F-30, indicate that you estimate the fair values of other short-term receivables and payables as well as prepayments and other assets, long-term deferred revenues and other long-term liabilities using Level 3 valuation techniques. Please explain why the amounts determined using Level 3 valuation techniques are not presented within the fair value table. In this regard, please consider revising future filings to include the amounts determined using Level 3 measurements techniques within the table. In addition, consider providing a discussion of changes to your fair value measurement techniques as well as the movement of amounts from one Level to another, including the reasons for such changes or movements. Please refer to and tell us how you addressed the disclosure guidance in ASC 820-10-50.

Note 14. Goodwill, page F-44

7.   We note that you recognized an impairment charge primarily associated with your C&C Media reporting unit, a Japanese subsidiary within the International segment. While you indicate that all goodwill arising from the acquisition of C&C Media in April 2010 is now fully impaired, in light of the losses incurred within your international segment during 2013, please consider revising your critical accounting disclosures to include a discussion of the percentage by which fair value exceeds the carrying value of goodwill within the International segment. In addition, please revise future filings to disclose the key assumptions used to determine the fair value of your reporting units, and to include a discussion of the degree of uncertainty associated with those key assumptions. Your discussion regarding uncertainty should provide specifics to the extent possible and describe the potential events and/or changes in circumstances that could reasonably be expected to negatively impact the key assumptions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone, Staff Accountant, at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Sr. Asst. Chief Accountant